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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
(in millions)

	Fiscal year ended February 28,				Period from March 1, 2004 through August 5, 2004	Period from August 6, 2004 through February 28, 2005
	2001	2002	2003	2004(1)
Earnings:
Income from continuing operations before tax and minority interests	75	102	157	200	108	68
Income from equity investees	(0)	(1)	(2)	(12)	(8)	(17)
Fixed charges	40	46	50	40	15	59
Distributed income from equity investees				3	7	7
Preferred stock dividend requirements of consolidated subsidiaries	(14)	(16)	(16)	—	—	—
Total earnings	101	132	190	232	121	118

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	25	27	30	34	13	57
Rentals:
Office building	1	2	4	5	1	2
Preferred stock dividend requirements of consolidated subsidiaries	14	16	16	—	—	—
Total fixed charges	40	46	50	40	15	59

Ratio of earnings to fixed charges	2.5	2.9	3.8	5.8	8.0	2.0

(1)
Year ended February 29.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited) (in millions)